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EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Loss before provision for income taxes	$(178,920)	$(211,870)	$(31,846)	$(186,540)	$(44,146)
Fixed charges	26,537	29,166	24,047	22,653	22,818

Total earnings and fixed charges	(152,383)	(182,704)	(7,799)	$(163,887)	$(21,328)

Fixed charges	26,537	29,166	24,047	22,653	22,818

Ratio of earnings to fixed charges(1)(2)	NM	NM	NM	NM	NM

(1)
The ratio of earnings to fixed charges is computed by dividing loss before provision for income taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense (including interest expense from capital leases) and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases, plus amortization of debt issuance expenses. Earnings were insufficient to cover fixed charges by $178.9 million, $211.9 million, $31.8 million, $186.5 million and $44.1 million or the years ended December 31, 2008, 2009, 2010, 2011 and 2012 respectively.

(2)
NM—Not meaningful.

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  EXHIBIT 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES